UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-A/A

Amendment No. 2

to

Registration Statement on Form 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

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Clearway Energy, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	46-1777204
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 Carnegie Center, Suite 300 Princeton, New Jersey	08540
(Address of principal executive offices)	(Zip Code)

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Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of each exchange on which each class is to be registered
Class C Common Stock, par value $0.01 per share	New York Stock Exchange

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If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

EXPLANATORY NOTE

On April 29, 2026, at the Annual Meeting of Stockholders (the “Annual Meeting”) of Clearway Energy, Inc. (the “Company”), the stockholders of the Company approved, among other things, an amendment and restatement of the Certificate of Incorporation of the Company (the “Amended Charter”). Following receipt of stockholder approval at the Annual Meeting, on April 29, 2026, the Company filed the Amended Charter with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”). The Amended Charter became effective upon its filing with the Delaware Secretary of State (the “Effective Time”).

The Amended Charter (i) provides that, at the Effective Time, each share of the Company’s Class A common stock, par value $0.01 per share (the “Class A common stock”), will become convertible into one fully paid and nonassessable share of the Company’s Class C common stock, par value $0.01 per share (the “Class C common stock”), (ii) provides that such conversion (the “Class A Conversion”) will occur automatically, without further action on the part of the Company or any holder of Class A common stock, at 12:01 a.m., Eastern Time, on the second business day following the Effective Time (the “Class A Conversion Time”), (iii) provides that, from and after the Class A Conversion, the Company will not have authority to issue or reissue shares of Class A common stock, (iv) provides that, upon the Class A Conversion, certain provisions relating to the Class A common stock will be deemed to have no further force or effect, including provisions defining the rights of holders of shares of Class A common stock (including provisions regarding voting rights, dividends and distributions and the transferability of Class A common stock) and obsolete provisions pertaining to certain rights of holders of shares of Class C common stock in relation to the Class A common stock, (v) reduces the total number of authorized shares of Class A common stock from 500,000,000 to 34,613,853, (vi) reduces the total number of authorized shares of capital stock of the Company from 3,010,000,000 to 2,544,613,853 and (vii) effects certain other non-substantive updates, including ministerial and conforming changes and updates to certain other historical matters.

The Company intends to, promptly following the Class A Conversion, file with the Delaware Secretary of State a certificate of retirement (the “Certificate of Retirement”) pursuant to Section 243 of the Delaware General Corporation Law (the “DGCL”) to retire all shares of Class A common stock converted in the Class A Conversion, which will also have the effect of amending the Amended Charter to (i) reduce the total number of authorized shares of Class A common stock from 34,613,853 to zero, (ii) reduce the total number of authorized shares of capital stock of the Company from 2,544,613,853 to 2,510,000,000 and (iii) eliminate from the Amended Charter all references to the Class A common stock. In addition, the Company intends to, promptly following the filing of the Certificate of Retirement with the Delaware Secretary of State, file with the Delaware Secretary of State a Restated Certificate of Incorporation of the Company (the “Restated Charter”), which such Restated Charter would restate and integrate (but not further amend) the Amended Charter to reflect the elimination of all references to the Class A common stock.

In connection with the Class A Conversion, on April 29, 2026, Clearway Energy Group LLC (“CEG”), the owner of all of the Company’s outstanding shares of Class B common stock, par value $0.01 per share (the “Class B common stock”), and Class D common stock, par value $0.01 per share (the “Class D common stock”), entered into a Voting Trust Agreement (the “Voting Trust Agreement”) with Wilmington Trust, National Association, as the voting trustee thereunder (the “Voting Trustee”), pursuant to which CEG will, at the Class A Conversion Time, deposit into a voting trust (the “Voting Trust”) a number of shares (the “Voting Trust Shares”) of Class B common stock equal to the number of shares necessary to cause the total relative voting power that CEG holds in the Company as of immediately following the Class A Conversion to equal the total relative voting power that CEG holds in the Company as of immediately prior to the Class A Conversion. Based on the number of outstanding shares of each class of common stock on April 29, 2026, the number of Voting Trust Shares that will be deposited into the Voting Trust at the Class A Conversion Time will equal 41,678,637 shares of Class B common stock. Under the Voting Trust Agreement, on any matter presented to the Company’s stockholders for a vote, the Voting Trustee will be required to vote the Voting Trust Shares in the same proportion as the votes cast by all stockholders of the Company (including CEG with respect to any shares not held in the Voting Trust).

Furthermore, in connection with the Class A Conversion, the Company and CEG intend to, effective as of the Class A Conversion Time, amend and restate the Fourth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC (“Clearway LLC”), a direct subsidiary of the Company, by entering into a Fifth Amended and Restated Limited Liability Company Agreement of Clearway LLC (the “Amended Clearway LLC Agreement”). Under the Amended Clearway LLC Agreement, each outstanding Class A unit of Clearway LLC will automatically, without further action on the part of the Company or Clearway LLC, convert into one Class C unit of Clearway LLC, effective as of the Class A Conversion Time.

This Amendment No. 2 to the registration statement on Form 8-A of the Company filed with the Securities and Exchange Commission on July 12, 2013 (File No. 001-36002) is being filed to amend and restate, effective as of the Class A Conversion Time, Item 1 and Item 2 as set forth below to reflect the Class A Conversion and the entry into the Voting Trust Agreement and the Amended Clearway LLC Agreement.

The description of the Company’s capital stock provided below gives effect to the Class A Conversion, the filing with the Delaware Secretary of State of the Certificate of Retirement and the Restated Charter and the entry into the Voting Trust Agreement and the Amended Clearway LLC Agreement.

Item 1. Description of Registrant’s Securities to be Registered.

The following description of the Company’s common stock is a summary and does not purport to be complete. It should be read in conjunction with, and is qualified in its entirety by reference to, the full text of (i) the Restated Charter, a form of which is filed herewith as Exhibit 3.3 and incorporated herein by reference, and (ii) the Company’s fourth amended and restated bylaws (the “Bylaws”), a copy of which is filed herewith as Exhibit 3.4 and incorporated herein by reference.

Authorized Capitalization

As set forth in the Restated Charter, the Company’s authorized capital stock consists of:

(i)	500,000,000 shares of Class B common stock, of which 42,738,750 shares were issued and outstanding as of April 29, 2026 (of which 41,678,637 shares were held in the Voting Trust as of the Class A Conversion Time);

(ii)	1,000,000,000 shares of Class C common stock, of which 121,168,025 shares were issued and outstanding as of April 29, 2026 (after giving effect to the Class A Conversion);

(iii)	1,000,000,000 shares of Class D common stock, of which 41,361,142 shares were issued and outstanding as of April 29, 2026; and

(iv)	10,000,000 shares of preferred stock, par value $0.01 per share, none of which were issued and outstanding as of April 29, 2026.

Unless the Company’s Board of Directors (the “Board”) determines otherwise, the Company will issue all shares of its capital stock in uncertificated form.

Class B Common Stock

Voting Rights

Each share of Class B common stock entitles the holder to one vote with respect to each matter presented to the Company’s stockholders on which the holders of Class B common stock are entitled to vote. Holders of shares of Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to the Company’s stockholders for their vote or approval, except as otherwise required by applicable law or the listing requirements of any exchange on which shares of the Company’s common stock are listed. Holders of shares of Class B common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on the Board and as otherwise provided in the Restated Charter or required by law, all matters to be voted on by holders of shares of Class B common stock, Class C common stock and Class D common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by the Company’s stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock on a combined basis.

As of the Class A Conversion Time, 41,678,637 shares of Class B common stock will be held in the Voting Trust described below under “—Voting Trust Agreement”, and such Voting Trust Shares will be voted by the Voting Trustee in accordance with the terms of the Voting Trust Agreement.

Dividend and Liquidation Rights

Holders of shares of Class B common stock do not have any right to receive dividends, other than dividends payable solely in shares of Class B common stock in the event of payment of a dividend in shares of common stock payable to holders of Class C common stock, or to receive a distribution upon the Company’s liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with the Company’s liquidation.

Mandatory Redemption

In the event that, pursuant to the Exchange Agreement (as defined below), the CEG Member (as defined below) exchanges Class B units of Clearway LLC for shares of Class C common stock, an equivalent number of outstanding shares of Class B common stock will be subject to mandatory redemption at a price per share equal to par value. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued.

Class C Common Stock

Voting Rights

Each share of Class C common stock entitles the holder to 1/100th of one vote with respect to each matter presented to the Company’s stockholders on which the holders of Class C common stock are entitled to vote. Holders of shares of Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to the Company’s stockholders for their vote or approval, except as otherwise required by applicable law or the listing requirements of any exchange on which shares of the Company’s common stock are listed. Holders of shares of Class C common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on the Board and as otherwise provided in the Restated Charter or required by law, all matters to be voted on by holders of shares of Class B common stock, Class C common stock and Class D common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by the Company’s stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock on a combined basis.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of the Company’s outstanding shares of Class C common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board out of legally available funds. Dividends upon shares of Class C common stock may be declared by the Board at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. The holders of shares of Class C common stock will share ratably in all dividends as may be declared by the Board in respect of the outstanding common stock. Before payment of any dividend, there may be set aside out of any of the Company’s funds available for dividends, such sums as the Board deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of the Company’s property or for any proper purpose, and the Board may modify or abolish any such reserve. Furthermore, because the Company is a holding company, its ability to pay dividends on shares of Class C common stock is limited by restrictions on the ability of its subsidiaries to pay dividends or make other distributions to the Company, including restrictions under the terms of the agreements governing its indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of shares of Class C common stock would be entitled to share ratably in the Company’s assets that are legally available for distribution to stockholders after payment of its debts and other liabilities and the liquidation preference of any of the outstanding shares of preferred stock, subject only to the right of the holders of shares of Class B common stock and Class D common stock to receive payment for the par value of their shares in connection with the Company’s liquidation.

Other Rights

Holders of shares of the Company’s Class C common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, when issued, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of shares of Class C common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Listing

The Class C common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CWEN.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class C common stock is Computershare Shareowner Services, LLC.

Class D Common Stock

Voting Rights

Each share of Class D common stock entitles the holder to 1/100th of one vote with respect to each matter presented to the Company’s stockholders on which the holders of Class D common stock are entitled to vote. Holders of shares of Class B common stock, Class C common stock and Class D common stock vote together as a single class on all matters presented to the Company’s stockholders for their vote or approval, except as otherwise required by applicable law or the listing requirements of any exchange on which shares of the Company’s common stock are listed. Holders of shares of Class D common stock do not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on the Board and as otherwise provided in the Restated Charter or required by law, all matters to be voted on by holders of shares of Class B common stock, Class C common stock and Class D common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by the Company’s stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock on a combined basis.

Dividend and Liquidation Rights

Holders of shares of Class D common stock do not have any right to receive dividends, other than dividends payable solely in shares of Class D common stock in the event of payment of a dividend in shares of common stock payable to holders of Class C common stock, or to receive a distribution upon the Company’s liquidation or winding up except for their right to receive payment for the par value of their shares of Class D common stock in connection with the Company’s liquidation.

Mandatory Redemption

In the event that, pursuant to the Exchange Agreement, the CEG Member exchanges Class D units of Clearway LLC for shares of Class C common stock, an equivalent number of outstanding shares of Class D common stock will be subject to mandatory redemption at a price per share equal to par value. Shares of Class D common stock so redeemed are automatically cancelled and are not available to be reissued.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as the shares of Class C common stock remain listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class C common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred Stock

Under the Restated Charter, the Company is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, none of which is issued and outstanding.

The Board is authorized to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by the Company’s stockholders. Any preferred stock so issued may rank senior to the Company’s common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the Company’s stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, the Company has no plans to issue any preferred stock.

Voting Trust Agreement

CEG is a party to the Voting Trust Agreement, pursuant to which, as of the Class A Conversion Time, CEG will deposit into the Voting Trust 41,678,637 shares of Class B common stock. The following is a description of the material terms of the Voting Trust Agreement. The following description is a summary and does not purport to be complete. It should be read in conjunction with, and is qualified in its entirety by reference to, the full text of the Voting Trust Agreement, a copy of which is filed herewith as Exhibit 9.1 and incorporated herein by reference.

Proportionate Voting

Under the Voting Trust Agreement, on any matter presented to the Company’s stockholders for a vote, including the election or removal of directors and any corporate action (including certain proposed change of control transactions of the Company), the Voting Trustee is required to vote the Voting Trust Shares in the same proportion as the votes cast by all stockholders of the Company (including CEG with respect to any shares not held in the Voting Trust). For any matter subject to a vote of the holders of the same class or series of securities as any Voting Trust Shares (voting separately as a class and not together with one or more other classes or series of voting securities of the Company), the Voting Trustee is required to vote the Voting Trust Shares corresponding to such class or series in accordance with the written direction of CEG.

Dividends and Distributions

Upon the declaration by the Company of any dividend or distribution with respect to any Voting Trust Shares, the Voting Trustee will instruct the Company to cause such dividend or distribution to be paid or delivered directly to CEG as if CEG itself held the Voting Trust Shares; provided, that any dividend or distribution paid in the form of voting securities of the Company will be retained by the Voting Trustee in the Voting Trust and will be subject to all of the terms and conditions of the Voting Trust Agreement.

Transfers

Under the Voting Trust Agreement, CEG may not sell, transfer or otherwise dispose of any Voting Trust Shares, except in certain limited situations. Upon completion of any transfer of Voting Trust Shares permitted under the Voting Trust Agreement, such Voting Trust Shares generally will no longer be subject to the terms and conditions of the Voting Trust Agreement.

Share Issuances; Share Releases

Under the Voting Trust Agreement, the Voting Trustee is required to release from the Voting Trust to CEG (each such release, a “Share Release”) a specified number of Voting Trust Shares upon the occurrence of (i) any issuance by the Company of additional shares of Class C common stock or other voting securities (other than to CEG or a CEG Related Person (as defined in the Voting Trust Agreement)), (ii) any corporate action affecting the total relative voting power that CEG holds in the Company or (iii) any exchange by CEG of Class B units of Clearway LLC for shares of Class C common stock under the Exchange Agreement (a “B/C Exchange”). The number of shares to be released in any Share Release will be calculated in accordance with the Voting Trust Agreement and is intended to cause the total relative voting power that CEG holds in the Company as of immediately following such Share Release to equal the total relative voting power that CEG would have held as of immediately following such issuance, corporate action or B/C Exchange had (i) the Class A Conversion not occurred, (ii) the creation of the Voting Trust and the deposit of the initial Voting Trust Shares into the Voting Trust not occurred and (iii), in the case of a B/C Exchange, the Class B units of Clearway LLC subject to such B/C Exchange been exchanged for shares of Class A common stock rather than shares of Class C common stock (the “Hypothetical Baseline Voting Power”). Upon completion of any Share Release, any Voting Trust Shares so released from the Voting Trust will no longer be subject to the terms and conditions of the Voting Trust Agreement.

In addition, if, as a result of any B/C Exchange (or certain sales, transfers or other dispositions of shares of Class C common stock received in a B/C Exchange), CEG’s total relative voting power in the Company exceeds the Hypothetical Baseline Voting Power, CEG will be required to deposit into the Voting Trust additional shares of Class B common stock in an amount that would cause CEG’s total relative voting power as of immediately following such deposit to equal the Hypothetical Baseline Voting Power.

Term; Termination

The Voting Trust is irrevocable by CEG and will terminate only upon the earliest to occur of (i) an event constituting a change of control of the Company, (ii) the dissolution or liquidation of the Company or (iii) the time at which no Voting Trust Shares remain in the Voting Trust.

Antitakeover Effects of Delaware Law and the Company’s Certificate of Incorporation and Bylaws

In addition to the disproportionate voting rights that CEG has as a result of its ownership of Class B common stock and Class D common stock, some provisions of Delaware law contain, and the Restated Charter and the Bylaws contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board rather than pursue non-negotiated takeover attempts, which the Company believes may result in an improvement of the terms of any such acquisition in favor of the Company’s stockholders. However, these provisions also give the Board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for the Board to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire the Company. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Meetings and Elections of Directors

Special Meetings of Stockholders. The Restated Charter provides that a special meeting of stockholders may be called only by the Board by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

Elimination of Stockholder Action by Written Consent. The Restated Charter and the Bylaws provide that holders of the Company’s common stock cannot act by written consent in lieu of a meeting.

Vacancies. Any vacancy occurring on the Board and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock.

Amendments

Amendments of Certificate of Incorporation. The provisions described above under “—Special Meetings of Stockholders,” “—Elimination of Stockholder Action by Written Consent” and “—Vacancies” may be amended only by the affirmative vote of holders of at least 66 2/3% of the combined voting power of outstanding shares of the Company’s capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of Bylaws. The Board has the power to make, alter, amend, change or repeal the Bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office.

Notice Provisions Relating to Stockholder Proposals and Nominees

The Bylaws also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to the Board at an annual meeting of stockholders, or (iii) nominate a candidate for election to the Board at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to the Company’s corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the Bylaws.

To be timely, a stockholder’s notice must be received at the Company’s principal executive offices:

•	in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company;

•	in the case of a nomination in connection with a special meeting of stockholders, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company.

With respect to special meetings of stockholders, the Bylaws provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware Antitakeover Law

The Company has opted out of Section 203 of the DGCL. However, the Restated Charter provides that in the event CEG and its affiliates cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of the Company’s capital stock, the Company will automatically become subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by the Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of the Company’s voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Amendments

Any amendments to the Restated Charter, subject to the rights of holders of the Company’s preferred stock, regarding the provisions thereof summarized under “—Antitakeover Effects of Delaware Law and the Company’s Certificate of Incorporation and Bylaws” will require the affirmative vote of at least 66 2/3% of the voting power of all shares of common stock then outstanding.

Fifth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC

The following is a description of the material terms of the Amended Clearway LLC Agreement. The following description is a summary and does not purport to be complete. It should be read in conjunction with, and is qualified in its entirety by reference to, the full text of the Amended Clearway LLC Agreement, a form of which is filed herewith as Exhibit 4.1 and incorporated herein by reference.

Governance

The Company serves as the sole managing member of Clearway LLC. As such, the Company, and effectively the Board, controls the business and affairs of Clearway LLC and is responsible for the management of its business. No other member of Clearway LLC, in its capacity as such, has any authority or right to control the management of Clearway LLC or to bind it in connection with any matter. Any amendment, supplement or waiver of the Amended Clearway LLC Agreement must be approved by a majority of the Company’s independent directors.

Voting and Economic Rights of Members

The limited liability company interests in Clearway LLC are denominated as “units,” which are comprised of three classes: Class C units, which may only be issued to the Company, as the sole managing member, and Class B units and Class D units, which may only be issued to CEG and held by CEG or its permitted assignees or permitted transferees (collectively, the “CEG Member”). Units of each of the three classes have equivalent economic and other rights, except that upon issuance, each holder of a Class B unit will also be issued a share of the Company’s Class B common stock and each holder of a Class D unit will also be issued a share of the Company’s Class D common stock. Each Class B unit and Class D unit is exchangeable for a share of the Company’s Class C common stock, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the Exchange Agreement. When the CEG Member exchanges a Class B unit of Clearway LLC for a share of the Company’s Class C common stock, the Company will automatically redeem and cancel a corresponding share of Class B common stock, and the Class B unit will automatically convert into a Class C unit of Clearway LLC issued to the Company. When the CEG Member exchanges a Class D unit of Clearway LLC for a share of the Company’s Class C common stock, the Company will automatically redeem and cancel a corresponding share of the Company’s Class D common stock, and the Class D unit will automatically convert into a Class C unit of Clearway LLC issued to the Company. None of the units have any voting rights.

Net profits and net losses and distributions by Clearway LLC are allocated and made to holders of units in accordance with the respective number of membership units of Clearway LLC held. Clearway LLC will make distributions to the Company and CEG for the purpose of funding tax obligations in respect of income of Clearway LLC that is allocated to the members of Clearway LLC. However, Clearway LLC may not make any distributions to its members if doing so would violate any agreement to which it is then a party or any law then applicable to it, have the effect of rendering it insolvent or result in it having net capital lower than that required by applicable law. Additionally, because the Company’s operations are conducted primarily through Clearway Energy Operating LLC (“Clearway Operating LLC”), a wholly owned subsidiary of Clearway LLC, and Clearway Operating LLC’s Amended and Restated Credit Agreement restricts the ability of Clearway Operating LLC to make distributions to Clearway LLC, Clearway LLC may not have any funds available to make distributions to the Company and CEG (including with respect to tax obligations).

Coordination of the Company and Clearway LLC

At any time the Company issues a share of its Class C common stock for cash, the net proceeds therefrom will promptly be transferred to Clearway LLC and Clearway LLC will, at the Company’s election, either:

•	(i) transfer a newly issued Class C unit of Clearway LLC to the Company or (ii) purchase Class B units or Class D units from the CEG Member, which Class B units or Class D units, as applicable, will automatically be reclassified into Class C units; or

•	use a portion of the net proceeds to purchase a Class B unit or Class D unit of Clearway LLC from the CEG Member, which Class B unit or Class D unit will automatically convert into a Class C unit of Clearway LLC when transferred to the Company.

In the event Clearway LLC purchases a Class B unit or a Class D unit of Clearway LLC from the CEG Member, the Company will concurrently redeem and cancel the corresponding share of its Class B common stock or Class D common stock, as applicable.

If the Company issues other classes or series of equity securities, Clearway LLC will issue, and the Company will use the net proceeds therefrom to purchase, an equal amount of units with designations, preferences and other rights and terms that are substantially the same as the Company’s newly-issued equity securities. Conversely, if the Company elects to redeem any shares of its Class C common stock (or its equity securities of other classes or series) for cash, Clearway LLC will, immediately prior to such redemption, redeem an equal number of Class C units (or its units of the corresponding classes or series) held by the Company upon the same terms and for the same price, as the shares of Class C common stock (or equity securities of such other classes or series) so redeemed.

Issuances and Transfer of Units

Class C units may only be issued to the Company, as the sole managing member of Clearway LLC, and are non-transferable except upon redemption by Clearway LLC. Class B units and Class D units may only be issued to the CEG Member. Class B units and Class D units may not be transferred without the Company’s consent, which may not be unreasonably withheld, conditioned or delayed, except the CEG Member may transfer Class B units or Class D units to any of its direct or indirect limited partners or other equityholders and to a permitted transferee (including an affiliate) without the Company’s consent. The CEG Member may not transfer any Class B units or Class D units to any person unless the CEG Member transfers an equal number of shares of the Company’s Class B common stock or Class D common stock, as applicable, to the same transferee.

Exchange Agreement

The Company is a party to a Third Amended and Restated Exchange Agreement with CEG and Clearway LLC (the “Exchange Agreement”), pursuant to which CEG Members may, from time to time, cause Clearway LLC to (i) exchange its Class B units for shares of the Company’s Class C common stock or (ii) exchange its Class D units for shares of the Company’s Class C common stock, in each case, on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. The Exchange Agreement also provides that, subject to certain exceptions, CEG Members do not have the right to cause Clearway LLC to exchange Class B units or Class D units if Clearway LLC determines that such exchange would be prohibited by law or regulation or would violate other agreements to which the Company may be subject, and the Company may impose additional restrictions on exchange that it determines necessary or advisable so that Clearway LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

When a CEG Member exchanges a Class B unit of Clearway LLC for a share of the Company’s Class C common stock, the Company will automatically redeem and cancel a corresponding share of the Company’s Class B common stock and the Class B unit will automatically convert into a Class C unit when issued to the Company. Similarly, when a CEG Member exchanges a Class D unit of Clearway LLC for a share of the Company’s Class C common stock, the Company will automatically redeem and cancel a corresponding share of the Company’s Class D common stock and the Class D unit will automatically convert into a Class C unit when issued to the Company. As a result, when a CEG Member exchanges its Class B units or Class D units for shares of the Company’s Class C common stock, the Company’s interest in Clearway LLC will be correspondingly increased.

Additionally, when a CEG Member exchanges a Class B unit or Class D unit of Clearway LLC for shares of the Company’s Class C common stock, the CEG Member will pay the Company an equitable cash settlement on the applicable exchange date for the value of certain of the Company’s assets that are not held through Clearway LLC. The amount of any such payment will be calculated based on the net present value of the projected discounted cash flow of such assets, using a discount rate equal to the weighted average cost of capital for such assets, and the daily volume-weighted average closing price of the Company’s Class C common stock for the trailing 30 trading days ending on the second trading day prior to the applicable exchange date.

The Company has reserved for issuance 84,314,892 shares of the Company’s Class C common stock, which is the aggregate number of shares of Class C common stock expected to be issued over time upon the exchange of all Class B units and Class D units of Clearway LLC currently outstanding.

The foregoing description of the Exchange Agreement is a summary and does not purport to be complete. It should be read in conjunction with, and is qualified in its entirety by reference to, the full text of the Exchange Agreement, a copy of which is filed herewith as Exhibit 10.2 and incorporated herein by reference.

Indemnification and Exculpation

To the extent permitted by applicable law, Clearway LLC will indemnify its and its affiliate’s members, partners, shareholders, directors, officers, fiduciaries and trustees, as well as the Company’s authorized officers and the Company’s other employees and agents, from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred in connection with serving in such capacities, provided that the acts or omissions of these indemnified persons are not the result of bad faith, fraud, willful misconduct or, in the case of a criminal matter, knowledge that the indemnified person’s conduct was unlawful.

Such indemnified persons will not be liable to Clearway LLC for damages incurred as a result of any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of bad faith, fraud, willful misconduct or, in the case of a criminal matter, knowledge that the indemnified person’s conduct was unlawful.

Amended and Restated Registration Rights Agreement

The Company entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with CEG (as successor-in-interest to NRG Energy, Inc.), pursuant to which CEG and its affiliates will be entitled to demand registration rights, including the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of the Company’s Class C common stock that are issuable upon exchange of Class B units or Class D units of Clearway LLC that CEG owns.

The foregoing description of the Registration Rights Agreement is a summary and does not purport to be complete. It should be read in conjunction with, and is qualified in its entirety by reference to, the full text of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 10.3 and incorporated herein by reference.

Item 2. Exhibits.

Number	Description	Method of Filing
3.1	Fifth Amended and Restated Certificate of Incorporation of Clearway Energy, Inc.	Filed herewith.
3.2	Form of Certificate of Retirement of Class A Common Stock of Clearway Energy, Inc.	Filed herewith.
3.3	Form of Restated Certificate of Incorporation of Clearway Energy, Inc.	Filed herewith.
3.4	Fourth Amended and Restated Bylaws of Clearway Energy, Inc., dated August 31, 2018	Incorporated herein by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on September 5, 2018.
4.1	Form of Fifth Amended and Restated Limited Liability Company Agreement of Clearway Energy LLC	Filed herewith.
4.2	Specimen Class C Common Stock Certificate	Incorporated herein by reference to Exhibit 4.14 to the Company’s Annual Report on Form 10-K filed on February 28, 2019.
9.1†	Voting Trust Agreement, dated as of April 29, 2026, by and between Clearway Energy Group LLC and Wilmington Trust, National Association, as voting trustee thereunder	Filed herewith.
10.2	Third Amended and Restated Exchange Agreement, dated as of April 1, 2026, by and among Clearway Energy, Inc., Clearway Energy LLC and Clearway Energy Group LLC	Incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2026.
10.3	Amended and Restated Registration Rights Agreement, dated as of May 14, 2015, by and between Clearway Energy Group LLC (as successor-in-interest to NRG Energy, Inc.) and Clearway Energy, Inc.	Incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 15, 2015.

† Schedules and similar attachments to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Clearway Energy, Inc.

	By:	/s/ Kevin P. Malcarney
Kevin P. Malcarney
Executive Vice President, General Counsel and Corporate Secretary

Dated: April 29, 2026